FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 28, 2005

DATAMIRROR CORPORATION
(Registrant’s name)

3100 Steeles Avenue East, Suite 700
Markham, Ontario, Canada L3R 8T3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	______	No	X

Documents Included as Part of this Report

No.	Document

1.	DataMirror Forms Strategic Alliance with Treehouse Software

Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Forms Strategic Alliance with Treehouse Software

Alliance Delivers Data Integration, Data Auditing, and Business Intelligence Solutions for
ADABAS Market

BEA WORLD, SANTA CLARA, Calif., - (September 28, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced an alliance with Treehouse Software, Inc. (TSI), a Pittsburgh-based enterprise software solutions provider, to offer real-time data integration, data auditing, and business intelligence solutions for customers on ADABAS platforms. The alliance leverages DataMirror’s expertise with Change Data Capture (CDC) technology for moving data between disparate platforms and TSI’s expertise with ADABAS databases, exemplified by DPS X-Link, TSI’s product for XML-based ADABAS data integration. Together, DataMirror and TSI deliver the unique ability to integrate ADABAS databases in real-time with other platforms and databases.

As the leading ISV for Software AG technology, TSI will market DataMirror software solutions to its existing base of ADABAS customers worldwide. The alliance addresses customer demand for CDC technology that integrates data from other production systems into ADABAS. By using DataMirror Transformation Server™ software with DPS X-Link, TSI’s middleware for providing read and write access to ADABAS from XML-based content, enterprises benefit from the real-time, low-impact flow of information to and from ADABAS.

“With a solid reputation for delivering solutions that meet the needs of the ADABAS market, DataMirror is pleased to welcome Treehouse Software to the DataMirror Partner Program,” said Stewart Ritchie, Senior Vice-President, Worldwide Sales, DataMirror. “In forming an alliance with Treehouse, DataMirror enhances the data integration, data auditing, and business intelligence capabilities of existing Treehouse customers by delivering Change Data Capture technology that moves data between production systems and DPS X-Link to provide continuous access to reliable data.”

By forming a strategic sales and marketing alliance with DataMirror, TSI enhances its solution offering and becomes the first DataMirror partner to market DataMirror Transformation Server ES, a real-time solution for integrating the flow of information to message oriented middleware. DataMirror offers more than 10 years of leadership with best-of-breed real-time data integration, data audit, data protection and Java database solutions.

For more information about Transformation Server ES, visit www.datamirror.com/eventserver.

“Treehouse Software welcomes the opportunity to work with DataMirror to deliver enhanced data replication solutions to ADABAS customers,” said Wayne Lashley, Director of Technical Operations, TSI. “Together, DataMirror and Treehouse are prepared to deliver value to existing customers by enabling them to integrate data from a wider range of applications, which translates into better decision-making abilities and a full realization of IT investments. Our alliance with DataMirror allows us to widen the capability gap in our already-substantial lead over other replication and integration solutions in the ADABAS market space.”

TSI is a DataMirror Bronze Partner.

About Treehouse Software, Inc.

For over 22 years, Treehouse Software, Inc. (TSI) has been the leading third-party provider of software and services for enterprises using ADABAS and NATURAL from Software AG of Germany. TSI's traditional offerings include popular products designed to enhance security, control, auditing, and performance. The company's current focus is on products and services that enable Software AG customers to leverage their investment in legacy systems with real-time data integration, data warehousing, data distribution and conversion, XML, and additional new technologies.

The company is privately held and is based in Sewickley, PA, a suburb of Pittsburgh. Additional information is available at http://www.treehouse.com.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

# # #

"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATAMIRROR CORPORATION

Date: September 28, 2005	By:	/s/ Peter Cauley

Title Chief Financial Officer